Axos Q1 Fiscal 2024 Earnings Supplement

October 26, 2023

NYSE: AX



Loan Growth by Category for First Quarter Ended September 30, 2023

$ millions

	Q1 FY24	Q4 FY23	Inc (Dec)
Single Family Mortgage & Warehouse			
Jumbo Mortgage	$4,019	$3,924	95
SF Warehouse Lending	295	250	45
Multifamily & Commercial Mortgage			
Multifamily	2,130	2,236	(106)
Small Balance Commercial	832	846	(14)
Commercial Real Estate			
CRE Specialty	5,488	5,346	142
Lender Finance RE	681	854	(173)
Commercial & Industrial Non-RE			
Lender Finance Non-RE	1,833	1,696	137
Equipment Leasing	107	116	(9)
Asset-Based Lending	1,269	828	441
Auto & Consumer			
Auto	441	476	(35)
Unsecured/OD	65	70	(5)
Other	2	10	(8)
	$17,162	$16,652	$510

CRE Specialty* Detail as of September 30, 2023

Loan Type	Balance (mm)	Weighted Avg. LTV	Non-Performing Loans (mm)
Multifamily	$1,804	43%	$11
SFR	1,109	37	15
Hotel	1,061	41	0
Industrial	496	39	0
Office	456	38	0
Retail	226	43	0
Other	336	41	0
Total	**$5,488**	**41%**	**$26**



LTV Distribution
- ■ <=50%
- ■ > 50% to 60%
- ■ >60% to 65%
- ■ > 65%

81%
16%
2%
1%

*Includes CRE Specialty loan portfolio only; see Form 10-Q for the quarterly period ended September 30, 2023 for additional details of other loan categories

Interest Rate Components of Loan & Lease Portfolio
At September 30, 2023



Mix of Loan Repricing Types



Fixed 7%

Variable 61%

Hybrid 32%

Fixed/Hybrid Years to Maturity / Repricing*



Years	1/2	1	2	3	5	10	20	>20
$M	455	944	2,139	3,297	5,516	6,483	6,491	6,543
%	7%	15%	33%	50%	84%	99%	99%	100%

*Excludes SF Warehouse Lending and Equipment Leasing. The years to repricing assumes no loan prepayments and reflects only contractual terms.

Of the fixed and hybrid rate loan balances in our portfolio at September 30, 2023, 50% will reprice within 3 years and 84% will reprice within 5 years

Diversified Deposit Gathering
Approximately 90% of deposits are FDIC-insured or collateralized



> Serves approximately 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
> Software allows servicing of SEC receivers and non-chapter 7 cases

> 1031 exchange firms
> Title and escrow companies
> HOA and property management
> Business management and entertainment

> Broker-dealer client cash
> Broker-dealer reserve accounts

> Full service digital banking, wealth management, and securities trading

> White-label banking

> Business banking with simple suite of cash management services

> Full service treasury/cash management
> Team enhancements and geographic expansion
> Bank and securities cross-sell

Diversified Deposit Gathering Business Lines

Fiduciary Services $1.1 B

Consumer Direct $10.1 B

Distribution Partners $0.6 B

Small Business Banking $0.3 B

Commercial / Treasury Management $3.4 B

Axos Securities[1] $1.0 B

Specialty Deposits[2] $1.1 B

*Deposit balances as of 9/30/23
[1] Excludes approximately $550 million of off-balance sheet deposits
[2] Excludes approximately $750 million of client deposits held at other banks

4

Axos Advisor Services (AAS) Cash Sorting



Pace of AAS Cash Sorting Decline Has Decelerated

(in millions)

Ending Balance*	$1,674	$1,291	$1,103	$1,052
	Q2 2023	Q3 2023	Q4 2023	Q1 2024

Chart values:
- Q2 2023: (895)
- Q3 2023: (383)
- Q4 2023: (188)
- Q1 2024: (51)

Y-axis: $-, $(100), $(200), $(300), $(400), $(500), $(600), $(700), $(800), $(900), $(1,000)

*Total ending AAS client deposit balances, both on- and off-balance sheet

5

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)



($ in millions)



	June 30, 2023 ACL + UCL	Gross Charge-offs	Gross Recoveries	Provisions for credit losses	September 30, 2023 ACL + UCL
UCL	10.5			1.2	11.7
ACL	166.7	2.4	0.8	5.8	170.9

Legend: ■ ACL ■ UCL

6

Allowance for Credit Losses (ACL) by Loan Category as of September 30, 2023

$ millions

	Loan Balance	ACL $	ACL %
Single Family Mortgage & Warehouse	4,314	17	0.4%
Multifamily & Commercial Mortgage	2,962	16	0.5%
Commercial Real Estate	6,169	71	1.2%
Commercial & Industrial Non-RE	3,209	55	1.7%
Auto & Consumer	506	12	2.4%
Other	2	-	-%
	17,162	171	1.0%

Loans

Credit Quality ($ millions)

9/30/2023	Loans O/S	NPLs	%
Single Family-Mortgage & Warehouse	$4,313.9	$36.6	0.85%
Multifamily and Commercial Mortgage	2,962.0	38.8	1.31
Commercial Real Estate	6,168.6	26.1	0.42
Commercial & Industrial - Non-RE	3,209.0	3.0	0.09
Auto & Consumer	506.0	2.4	0.47
Other	2.4	0.0	0.00
Total	$17,161.9	$106.9	0.62%

6/30/2023	Loans O/S	NPLs	%
Single Family-Mortgage & Warehouse	$4,173.8	$30.7	0.74%
Multifamily and Commercial Mortgage	3,082.2	35.1	1.14
Commercial Real Estate	6,199.8	14.9	0.24
Commercial & Industrial - Non-RE	2,639.7	3.0	0.11
Auto & Consumer	546.3	1.5	0.27
Other	10.2	2.0	19.61
Total	$16,652.0	$87.2	0.52%

9/30/2022	Loans O/S	NPLs	%
Single Family-Mortgage & Warehouse	$4,009.8	$65.7	1.64%
Multifamily and Commercial Mortgage	2,965.0	35.8	1.21
Commercial Real Estate	5,523.9	14.9	0.27
Commercial & Industrial - Non-RE	2,244.3	3.0	0.13
Auto & Consumer	631.3	1.0	0.16
Other	10.0	0.1	1.00
Total	$15,384.3	$120.5	0.78%

The following tables set forth certain selected financial data concerning the periods indicated:

AXOS FINANCIAL, INC.
SELECTED CONSOLIDATED FINANCIAL INFORMATION
(Unaudited – dollars in thousands)

	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022
Selected Balance Sheet Data:					
Total assets	$ 20,825,206	$ 20,348,469	$ 19,782,481	$ 18,741,035	$ 18,407,078
Loans—net of allowance for credit losses	16,955,041	16,456,728	15,836,255	15,473,212	15,211,573
Loans held for sale, carried at fair value	8,014	23,203	7,920	4,292	9,463
Loans held for sale, lower of cost or fair value	—	776	303	455	10,476
Allowance for credit losses	170,870	166,680	161,293	157,218	155,472
Securities—trading	640	758	400	372	75
Securities—available-for-sale	236,726	232,350	279,612	248,062	257,634
Securities borrowed	96,424	134,339	87,293	58,846	87,622
Customer, broker-dealer and clearing receivables	285,423	374,074	323,359	272,579	410,842
Total deposits	17,565,741	17,123,108	16,738,869	15,690,494	15,176,631
Advances from the FHLB	90,000	90,000	90,000	100,000	112,500
Borrowings, subordinated notes and debentures	447,733	361,779	334,330	334,077	425,818
Securities loaned	116,446	159,832	114,613	156,008	206,889
Customer, broker-dealer and clearing payables	341,915	445,477	406,092	420,947	500,584
Total stockholders' equity	1,976,208	1,917,159	1,844,104	1,787,559	1,700,972
Capital Ratios:					
Equity to assets at end of period	9.49 %	9.42 %	9.32 %	9.54 %	9.24 %
Axos Financial, Inc.:					
Tier 1 leverage (to adjusted average assets)	9.27 %	8.96 %	9.29 %	9.06 %	8.98 %
Common equity tier 1 capital (to risk-weighted assets)	11.11 %	10.94 %	10.71 %	10.55 %	9.97 %
Tier 1 capital (to risk-weighted assets)	11.11 %	10.94 %	10.71 %	10.55 %	9.97 %
Total capital (to risk-weighted assets)	14.06 %	13.82 %	13.63 %	13.49 %	12.90 %
Axos Bank:					
Tier 1 leverage (to adjusted average assets)	9.99 %	9.68 %	10.17 %	10.05 %	10.30 %
Common equity tier 1 capital (to risk-weighted assets)	11.69 %	11.63 %	11.55 %	11.28 %	10.87 %
Tier 1 capital (to risk-weighted assets)	11.69 %	11.63 %	11.55 %	11.28 %	10.87 %
Total capital (to risk-weighted assets)	12.65 %	12.50 %	12.40 %	12.13 %	11.71 %
Axos Clearing LLC:					
Net capital	$ 101,391	$ 35,221	$ 79,459	$ 60,334	$ 49,183
Excess capital	$ 96,211	$ 29,905	$ 74,377	$ 55,977	$ 42,324
Net capital as a percentage of aggregate debit items	39.14 %	13.25 %	31.27 %	27.69 %	14.34 %
Net capital in excess of 5% aggregate debit items	$ 88,440	$ 21,930	$ 66,755	$ 49,441	$ 32,035

AXOS FINANCIAL, INC.
SELECTED CONSOLIDATED FINANCIAL INFORMATION
(Unaudited – dollars in thousands, except per share data)

	At or for the Three Months Ended				
	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022
Selected Income Statement Data:					
Interest and dividend income	$ 363,952	$ 346,430	$ 307,334	$ 279,588	$ 223,786
Interest expense	152,797	142,676	108,352	79,678	43,311
Net interest income	211,155	203,754	198,982	199,910	180,475
Provision for credit losses	7,000	7,000	5,500	3,001	8,750
Net interest income after provision for credit losses	204,155	196,754	193,482	196,909	171,725
Non-interest income	34,507	32,705	32,246	28,329	27,208
Non-interest expense	120,506	112,456	111,044	108,027	116,087
Income before income tax expense	118,156	117,003	114,684	117,211	82,846
Income tax expense	35,511	29,647	34,834	35,659	24,439
Net income	$ 82,645	$ 87,356	$ 79,850	$ 81,552	$ 58,407
Per Common Share Data:					
Net income:					
Basic	$ 1.40	$ 1.48	$ 1.33	$ 1.36	$ 0.98
Diluted	$ 1.38	$ 1.46	$ 1.32	$ 1.35	$ 0.97
Adjusted earnings per common share (Non-GAAP)[1]	$ 1.41	$ 1.50	$ 1.35	$ 1.38	$ 1.18
Book value per common share	$ 33.78	$ 32.53	$ 31.07	$ 29.79	$ 28.35
Tangible book value per common share (Non-GAAP)[1]	$ 30.72	$ 29.51	$ 28.03	$ 26.74	$ 25.24
Weighted average number of common shares outstanding:					
Basic	58,949,038	58,981,372	59,930,634	59,999,573	59,854,584
Diluted	59,808,322	59,707,871	60,627,400	60,514,635	60,486,394
Common shares outstanding at end of period	58,503,976	58,943,035	59,355,124	60,000,079	59,998,673
Common shares issued at end of period	69,826,263	69,465,446	69,340,533	69,153,591	69,151,152
Performance Ratios and Other Data:					
Loan originations for investment	$ 2,605,332	$ 2,216,764	$ 1,735,651	$ 2,013,576	$ 2,486,224
Loan originations for sale	$ 52,858	$ 95,788	$ 45,200	$ 43,227	$ 70,073
Return on average assets	1.64 %	1.73 %	1.71 %	1.77 %	1.32 %
Return on average common stockholders' equity	16.91 %	18.60 %	17.42 %	18.71 %	13.91 %
Interest rate spread[2]	3.37 %	3.20 %	3.46 %	3.64 %	3.66 %
Net interest margin[3]	4.36 %	4.19 %	4.42 %	4.49 %	4.26 %
Net interest margin[3] – Banking Business Segment	4.46 %	4.26 %	4.50 %	4.65 %	4.50 %
Efficiency ratio[4]	49.05 %	47.56 %	48.02 %	47.33 %	55.90 %
Efficiency ratio[4] – Banking Business Segment	45.44 %	45.07 %	47.48 %	46.29 %	52.93 %
Asset Quality Ratios:					
Net annualized charge-offs to average loans	0.04 %	0.04 %	0.04 %	0.05 %	0.05 %
Non-performing loans and leases to total loans	0.62 %	0.52 %	0.60 %	0.61 %	0.78 %
Non-performing assets to total assets	0.56 %	0.47 %	0.51 %	0.54 %	0.68 %
Allowance for credit losses - loans to total loans held for investment	1.00 %	1.00 %	1.01 %	1.00 %	1.01 %
Allowance for credit losses - loans to non-performing loans	159.80 %	191.23 %	168.12 %	165.51 %	129.04 %

[1] See "Use of Non-GAAP Financial Measures" herein.
[2] Interest rate spread represents the difference between the annualized weighted average yield on interest-earning assets and the annualized weighted average rate paid on interest-bearing liabilities.
[3] Net interest margin represents annualized net interest income as a percentage of average interest-earning assets.
[4] Efficiency ratio represents non-interest expense as a percentage of the aggregate of net interest income and non-interest income.

Use of Non-GAAP Financial Measures

In addition to the results presented in accordance with GAAP, this earnings supplement includes non-GAAP financial measures such as adjusted earnings, adjusted earnings per diluted common share, and tangible book value per common share. Non-GAAP financial measures have inherent limitations, may not be comparable to similarly titled measures used by other companies and are not audited. Readers should be aware of these limitations and should be cautious as to their reliance on such measures. Although we believe the non-GAAP financial measures disclosed in this report enhance investors' understanding of our business and performance, these non-GAAP measures should not be considered in isolation, or as a substitute for GAAP basis financial measures.

We define "adjusted earnings", a non-GAAP financial measure, as net income without the after-tax impact of non-recurring acquisition-related costs and other costs (unusual or non-recurring charges). Adjusted earnings per diluted common share ("adjusted EPS"), a non-GAAP financial measure, is calculated by dividing non-GAAP adjusted earnings by the average number of diluted common shares outstanding during the period. We believe the non-GAAP measures of adjusted earnings and adjusted EPS provide useful information about the Company's operating performance. We believe excluding the non-recurring acquisition related costs and other costs (unusual or non-recurring) provides investors with an alternative understanding of Axos' core business.

Below is a reconciliation of net income, the nearest compatible GAAP measure, to adjusted earnings and adjusted EPS (Non-GAAP) for the periods shown:

(Dollars in thousands, except per share amounts)		September 30, 2023		June 30, 2023		March 31, 2023		December 31, 2022		September 30, 2022
Net income	$	82,645	$	87,356	$	79,850	$	81,552	$	58,407
Acquisition-related costs		2,790		2,779		2,846		2,590		2,734
Other costs[1]		—		—		—		—		16,000
Income taxes		(839)		(704)		(864)		(788)		(5,526)
Adjusted earnings (non-GAAP)	$	84,596	$	89,431	$	81,832	$	83,354	$	71,615
Average dilutive common shares outstanding		59,808,322	$	59,707,871	$	60,627,400	$	60,514,635	$	60,486,394
Diluted EPS	$	1.38	$	1.46	$	1.32	$	1.35	$	0.97
Acquisition-related costs	$	0.05	$	0.05	$	0.04	$	0.04	$	0.04
Other costs[1]	$	—	$	—	$	—	$	—	$	0.26
Income taxes	$	(0.02)	$	(0.01)	$	(0.01)	$	(0.01)	$	(0.09)
Adjusted EPS (Non-GAAP)	$	1.41	$	1.50	$	1.35	$	1.38	$	1.18

[1] Other costs for the three months ended September 30, 2022 reflect an accrual in the first quarter of 2023 as a result of an adverse legal judgement that has not been finalized.

We define "tangible book value", a non-GAAP financial measure, as book value adjusted for goodwill and other intangible assets. Tangible book value is calculated using common stockholders' equity minus servicing rights, goodwill and other intangible assets. Tangible book value per common share, a non-GAAP financial measure, is calculated by dividing tangible book value by the common shares outstanding at the end of the period. We believe tangible book value per common share is useful in evaluating the Company's capital strength, financial condition, and ability to manage potential losses.

Below is a reconciliation of total stockholders' equity, the nearest compatible GAAP measure, to tangible book value per common share (non-GAAP) as of the dates indicated:

(Dollars in thousands, except per share amounts)		September 30, 2023		June 30, 2023		March 31, 2023		December 31, 2022		September 30, 2022
Common stockholders' equity	$	1,976,208	$	1,917,159	$	1,844,104	$	1,787,559	$	1,700,972
Less: servicing rights, carried at fair value		29,338		25,443		25,396		25,526		26,373
Less: goodwill and intangible assets		149,572		152,149		154,928		157,585		160,429
Tangible common stockholders' equity (Non-GAAP)	$	1,797,298	$	1,739,567	$	1,663,780	$	1,604,448	$	1,514,170
Common shares outstanding at end of period		58,503,976		58,943,035		59,355,124		60,000,079		59,998,673
Book value per common share	$	33.78	$	32.53	$	31.07	$	29.79	$	28.35
Less: servicing rights, carried at fair value per common share	$	0.50	$	0.44	$	0.43	$	0.43	$	0.44
Less: goodwill and other intangible assets per common share	$	2.56	$	2.58	$	2.61	$	2.62	$	2.67
Tangible book value per common share (Non-GAAP)	$	30.72	$	29.51	$	28.03	$	26.74	$	25.24

Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO
Andy Micheletti, EVP of Finance

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com